REQUEST FOR ACCELERATION

OF THE EFFECTIVE DATE

OF THE REGISTRATION STATEMENT

ON FORM SB-2

The undersigned, DNAPrint Genomics, Inc., a Florida corporation, (“Registrant”), hereby requests that the effective date of the Registration Statement on Form SB-2 of the Registrant, SEC Registration No. 333-141991, be accelerated so that it will become effective at 10:00 a.m., Daylight Saving Time, on Friday, August 10, 2007, or soon thereafter as possible.

In connection with this acceleration request, the Registrant acknowledges:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated this 8th day of August, 2007.

DNAPRINT GENOMICS, INC.,
a Florida corporation

By:	/s/ Richard Gabriel
Richard Gabriel
Its:	President